FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 15, 2004 (“Appeals Court Ruling in NTP Inc. Vs. RIM Litigation Available on SEDAR and EDGAR")	Page No 1

Document 1

December 15, 2004

FOR IMMEDIATE RELEASE

Appeals Court Ruling in NTP Inc. Vs. RIM Litigation Available on SEDAR and EDGAR

Waterloo, ON – In connection with the press release issued yesterday by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), RIM today filed a material change report with the Canadian securities regulatory authorities which contains a complete copy of the ruling of the United States Court of Appeals for the Federal Circuit released yesterday. The material change report will be accessible through the SEDAR website at http://www.sedar.com. The material change report was also furnished to the United States Securities and Exchange Commission on Form 6-K and will be accessible through the SEC’s website at http://www.sec.gov.

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Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 16, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer